FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 30th of July, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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Editorial Contact for M-Systems:	Toshiba Contact:
Gina Ray / Kristine Hernandez	Makoto Yasuda
O`Leary and Partners Public Relations	Corporate Communications Office
gray@olearypr.com / khernandez@olearypr.com	Toshiba Corporation
Tel: +1 (949) 224-4023 / 4036	press@toshiba.co.jp
Tel: 81-3-3457-2105

Investor Contacts for M-Systems:
Jeff Corbin / Evan Smith
KCSA Worldwide
jcorbin@kcsa.com / esmith@kcsa.com
Tel: +1 (212) 896-1251 / 1214

FOR IMMEDIATE RELEASE

M-Systems and Toshiba Agree to an Unprecedented Level of Strategic Collaboration in Flash Memory-based Data Storage

A Comprehensive Agreement Includes Joint Product Development, Cross Licensing, Capacity Guarantees, and Strategic Investment by Toshiba in M-Systems

TOKYO and KFAR SABA, Israel, July 29, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage, and Toshiba Corporation (OTC: TOSBF) (JP:6502), a leader in the development and manufacture of NAND flash, today announced that they have raised their partnership to a new level, with a comprehensive agreement intended to combine the two companies` technology leadership in developing new NAND flash-based data storage products. The agreement includes joint development of next-generation products as well as cross licensing of intellectual property (IP), guarantees for M-Systems regarding capacity of the NAND flash, and - for the first time - a strategic investment by Toshiba in M‑Systems.

"Toshiba and M-Systems have worked closely together for many years and this agreement complements the cooperation we have both enjoyed," said Masashi Muromachi, vice president of Toshiba Corporation Semiconductor Company. "DiskOnChip has gained acceptance as the preferred data storage solution for high-end mobile handsets. Utilizing its strong technology and IP, M‑Systems has also propelled DiskOnKey to be the world`s leading product in the fast growing USB drive portable storage market. This Agreement gives Toshiba important IP that allows us to further expand NAND flash memory applications."

NAND flash is gaining ever-wider awareness and acceptance as the best non-volatile memory solution for a wide variety of applications from cell phones, embedded systems, and consumer devices to mission critical applications. M-Systems and Toshiba have long been strong proponents of using NAND flash for data storage due both to its cost structure and to its high density capabilities. M-Systems` world-class technologies and expertise enabled NAND flash to become an ideal platform for data storage by making the flash more reliable, higher performing and easier to integrate, all while maintaining a competitive cost structure.

"Throughout the many years that we have worked together, Toshiba has proved its leading edge technology and has learned to appreciate our knowledge and contribution to the expansion of the flash data storage market," said Dov Moran, president and CEO of M‑Systems. "We are very proud to expand our partnership with Toshiba while securing a steady supply of NAND flash. We are also greatly improving our ability to offer new, even more cost-competitive solutions to the market. This is yet another important leap forward for M-Systems."

About Toshiba Corporation

Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, consumer products and power systems. The company`s ability to integrate wide-ranging capabilities, from hardware to software and innovative services, assure its position as an innovator in diverse fields and many businesses. In semiconductors, Toshiba continues to build on its world-class position in NAND flash memories, analog devices and discrete devices and to promote its leadership in the fast growing system-on-chip market. Toshiba has approximately 166,000 employees worldwide and annual sales of over US$47 billion.  Visit Toshiba`s website at www.toshiba.co.jp/index.htm.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash‑based data storage products known as flash disks. M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems` products are based on its patented TrueFFS® technology, and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFDTM) product families. For more information, please contact M-Systems at www.m-sys.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)

Date:	July 30th, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

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